WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018

WITH

INDEPENDENT AUDITORS' REPORT

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2018

Table of Contents

Page No.

Facing Page   1 - 2

Report of Independent Registered Public Accounting Firm   3 - 4

Financial Statements
    Statement of Financial Condition   5
    Statement of Operations   6
    Statement of Changes in Stockholder's Equity   7
    Statement of Cash Flows   8
    Notes to Financial Statements   9-13

Supplementary information to financial statements:

Computation of net capital pursuant to Rule15c3-1 of the Securities
    and Exchange Commission   14

Report of independent registered public accounting firm on exemption report   15

Exemption report   16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2018 (MM/DD/YY) AND ENDING DECEMBER 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH MANAGEMENT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 GREAT ROAD, SUTIE 201
(No. and Street)

NORTH SMITHFIELD	RI	02896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR EVERLY (401) 356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ARTHUR EVERLY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __WEALTH MANAGEMENT RESOURCES, INC.__ , as of __DECEMBER 31,__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NONE__


Janice T. Hebert
Notary Public, State of RI
My Commission Expires: 4/26/2021


_____
Signature

PRESIDENT
_____
Title

Janice T. Hebert
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the . Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANDLER &
COMPANY, P.C.

Sandler & Company, P.C.

Certified Public Accountants and Advisors

144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480

Fax. (781) 455-6239

www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Wealth Management Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2018, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on Wealth Management Resources, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wealth Management Resources, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplementary information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company PC

We have served as Wealth Management Resources, Inc.'s auditor since 2015.

Needham, Massachusetts

February 25, 2019

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$	64,809
Accounts receivable due from clearing organizations		315,330
Investment securities, cost basis $122,591		114,877
Office furniture and equipment, at cost, less accumulated depreciation of $28,415		16,476
TOTAL ASSETS	$	511,492

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	7,226
Other accrued expenses		400
TOTAL LIABILITIES		7,626

Stockholder's Equity:

Common stock - $1 par value, authorized 8,000 shares, issued and outstanding 200 shares		200
Additional paid-in capital		5,000
Retained earnings		498,666
TOTAL STOCKHOLDER'S EQUITY		503,866
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	511,492

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

Revenues:

Investment advisory fees	$	1,285,271
Commissions from the sale of mutual fund shares and insurance and annuity products		273,097
Financial planning fees		1,125
Dividend income		9,535
Interest income		110
Change in unrealized gains and losses on investment securities		(17,249)
TOTAL REVENUES		1,551,889

Expenses:

Compensation	1,303,407
Technology and communication	39,694
Professional fees	39,496
Rent	30,928
Office	15,151
Insurance	14,890
Travel and entertainment	13,305
Regulatory	11,385
Advertising	9,423
Utilities	5,304
Depreciation	2,257
Other expenses	6,986
TOTAL EXPENSES	1,492,226
Net Income	$ 59,663

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2018

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at beginning of year as restated	200	$ 200	$ 5,000	$ 494,003	$ 499,203
Net income				59,663	59,663
Distributions to stockholder				(55,000)	(55,000)
Balance at end of year	200	$ 200	$ 5,000	$ 498,666	$ 503,866

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:

Net income	$	59,663
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		2,258
Change in unrealized gains and losses for investment securities		17,249
Dividends reinvested		(9,529)
Changes in operating assets and liabilities:		
Decrease in accounts receivable		6,745
Decrease in prepaid expenses		2,000
Decrease in accounts payable		(1,609)
Net Cash from Operating Activities		76,777
Cash Flows from Investing Activities:		
Purchase of office furniture and equipment		(7,682)
Cash Flows from Financing Activities:		
Distributions to stockholder		(55,000)
Net increase in cash and cash equivalents		14,095
Cash and cash equivalents, beginning of the year		50,714
Cash and cash equivalents, end of the year	$	64,809

Supplemental Disclosure of Cash Flow Information
>   Non-cash investing activity: During the year dividend income of $9,529
>   from the mutual fund investments was automatically reinvested
>   to purchase additional mutual fund shares.

The accompanying notes are an integral part of the financial statements

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. ("the Company"), a Rhode Island Corporation, was formed in 1994. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority. The Company earns fees for investment advisory services, charged as a percentage of assets under management. The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. The clearing agents have custody of all customer investments and cash balances.

Revenue recognition - New revenue recognition guidance in ASC Topic 606, Revenue from Contracts with Customers, became effective for the Company in 2018. Management has reviewed the guidance in ASC Topic 606 and has determined that no change in the Company's existing revenue recognition policies was required.

Commissions

The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks of ownership have been transferred to/from the customer.

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time of payment.

Note 1:   **Summary of Significant Accounting Policies (Continued)**

Investment Advisory Fees

The Company provides investment advisory services for many of its' customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and recognized as revenue at that time as they relate specifically to the services provided in each quarter.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax returns.

Management believes that it is more likely than not that its position regarding the Company's S Corporation status would be sustained upon examination. Accordingly, the Company's financial statements do not reflect a liability for income taxes. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2015.

Investment Securities —Investment securities are carried at fair value. Gains or losses realized upon sale of the investments are included in net income, as are the changes in unrealized gains and losses during the reporting period.

Fair Value Measurements — The Company measures and discloses certain mutual fund shares available for sale at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. The Company is required to classify its fair value measurements based on a hierarchy of valuation inputs as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Quoted prices for securities in markets that are not active; quoted prices in active markets for securities which are not identical to those being valued; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

Note 1:   Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements - In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lease will be required to recognize on the balance sheet, the assets and liabilities for lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Office Furniture and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, ranging from three to seven years as follows:

Assets	**Life**
Computer Equipment	3-5 Years
Furniture & Other Office Equipment	7-10 Years

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2:   Accounts Receivable due from Clearing Organizations

Accounts receivable of $315,330 at December 31, 2018 represent amounts due from clearing organizations and are considered fully collectible.

Note 3:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $155,167, which was $150,167 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0491 to 1.

Note 4: **Related Party Transactions**

The Company leases its operating facilities on a month to month basis from a limited liability company, whose owners are the current and former stockholders of the Company. The lease runs through December 2021. . Future minimum annual rental payments are as follows:

2019	$ 24,000
2020	$ 24,000
2021	$ 24,000

In addition to base rent of $2,000 per month, the Company also pays condominium fees and real estate taxes. Total rent expense was $30,928 in 2018.

Note 5: **Market and Credit Risk**

Market risk is the potential loss the Company may incur as a result of changes in the fair value of its marketable securities. The value of marketable securities is subject to the risk of unfavorable movements in market prices.

The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2018, cash balances of $61,577 are federally insured and money market funds in the amount of $3,232 are not insured.

Accounts receivable due from clearing organizations are subject to loss if the organizations become unable to meet their obligations.

Note 6: **Restatement of Retained Earnings**

Retained earnings as of December 31, 2017 has been restated to include the unrealized gains and losses on securities owned by the Company for its own account, as required by generally accepted accounting principles applicable to brokers. Previously the unrealized gains and losses were incorrectly reported as "accumulated other comprehensive income", a separate category within stockholder's equity. The restatement had no effect on total stockholder's equity.

	Accumulated Other Comprehensive Income	Retained Earnings
Balance as previously reported	$ 25,366	$ 468,637
Restatement	(25,366)	25,366
Balance as restated	$ - .	$ 494,003

Note 7: **Investments in Securities**

The Company invests in securities for its own account. The securities are held for the Company by the brokerage firm Charles Schwab. Investment securities at December 31, 2018 consists of the following, at fair value:

Mutual funds - equity	$ 97,078
Mutual fund - bonds	5,637
Exchange traded funds - equity	12,162
	$ 114,877

Shares in the mutual fund investments may be redeemed at any time. Their fair value is determined by the net asset value per share as of the last day of the year, which is the price at which the funds offer and redeem their shares. Fair value of exchange traded funds is determined by the market price at the end of the last day of the year. Fair value measurements at December 31, 2018 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment in securities	$114,877	$ -	$ -	$114,877

Note 8: **Retirement Plan**

The Company has a defined contribution 401(k) retirement plan under which the Company funds a matching contribution not to exceed 4% of employee compensation. The Company may also make a discretionary profit sharing contribution. The Company's matching contributions to the plan in 2018 totaled $95,000.

Note 9: **Subsequent Events**

Management has evaluated subsequent events through February 25, 2019, the date on which the financial statements were available to be issued, and has determined that there are no events that require adjustment of or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

Net Capital

Total Stockholders' Equity	$	503,866
Deductions and/or charges Non-allowable assets:		
Office furniture and equipment, at cost-net of accumulated depreciation		(16,476)
Accounts receivable and other assets		(315,330)
Net Capital, Before Haircuts on Securities Portion		172,060
Haircuts on securities:		
Marketable securities		(16,893)
Net Capital	$	155,167

Aggregate Indebtedness

Items included in statement of financial condition:		
Accounts payable	$	7,226
Other accrued expenses		400
Total Aggregate Indebtedness	$	7,626

Computation of Basic Net Capital Requirements

Minimum net capital required	$	5,000
Net capital in excess of requirement	$	150,167
Net capital less greater of 10% of aggregate indebtedness of 120% or		
minimum dollar net capital	$	149,167
Ratio of aggregate indebtedness to net capital		.0491 to 1

There are no material differences between the computation of net capital above and the computation of net capital in the Company's corresponding unaudited X-17A-5 Part IIA filing.

The accompanying notes are an integral part of the financial statements.



SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Wealth Management Resources, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Wealth Management Resources, Inc. identified the following provision of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and (2) Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler Company PC

Needham, Massachusetts
February 25, 2019

-15-

Massachusetts | California | Cayman Islands | New York

WEALTH MANAGEMENT RESOURCES, INC.
EXEMPTION REPORT PURUSANT TO SEC RULE 15c3- 3
FOR THE YEAR ENDED DECEMBER 31, 2018

Wealth Management Resources Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 ; (k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3- 3(k)(1) for the most recent fiscal year without exemption.

Wealth Management Resources Inc.

I, Arthur C Everly, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By

Title: President